UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Wendell M. Hollis

Roust Trading Ltd.

25 Belmont Hills Drive

Warwick WK 06, Bermuda

(441) 236-1612

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roust Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 153435102

AMENDMENT NO. 15 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011, Amendment No. 2 thereto filed on February 1, 2012, Amendment No. 3 thereto filed on March 9, 2012, Amendment No. 4 thereto filed on April 25, 2012, Amendment No. 5 thereto filed on May 8, 2012, Amendment No. 6 thereto filed on June 11, 2012, Amendment No. 7 thereto filed on July 11, 2012, Amendment No. 8 thereto filed on September 18, 2012, Amendment No. 9 thereto filed on November 13, 2012, Amendment No. 10 thereto filed on December 11, 2012, Amendment No. 11 thereto filed on December 26, 2012, Amendment No. 12 thereto filed on December 31, 2012, Amendment No. 13 thereto filed on February 7, 2013 and Amendment No. 14 thereto filed on March 1, 2013 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On March 8, 2013, the Issuer, Roust Trading and JSC “Russian Alcohol Group”, an indirect wholly-owned subsidiary of the Issuer (“RAG”), entered into a Securities Purchase Agreement (the “RTL Investment Agreement”), pursuant to which Roust Trading has agreed, on the terms and subject to the conditions set forth in the RTL Investment Agreement, to invest $172 million in the Issuer and terminate the $50 million secured credit facility provided by Roust Trading to the Issuer pursuant to the facility agreement dated March 1, 2013 (the “RTL Credit Facility”) in exchange for common shares in the capital of the reorganized Issuer (“New Common Stock”) constituting at least 85% of the issued and outstanding New Common Stock immediately following consummation of the Plan of Reorganization (as defined below) (the “RTL Investment”). The RTL Investment Agreement contains a limited number of customary representations and warranties from the Issuer, including, among others, with respect to incorporation, authority, authorization and broker’s fees and customary representations and warranties from Roust Trading.

The obligation of Roust Trading to consummate the RTL Investment is conditioned upon, among other things:

•	the accuracy of the Issuer’s representations and warranties;

•	the material performance by the Issuer of its obligations in the RTL Investment Agreement;

•	the absence of any legal prohibitions on and governmental challenges to the transactions contemplated by the RTL Investment Agreement;

•	the receipt of antitrust and other approvals and consents;

•	the Issuer not entering into an alternative transaction and not having made a change of recommendation;

•	Roust Trading having received confirmation from the Polish Financial Supervision Authority that Roust Trading or its affiliates shall not, as a result of the financial restructuring of the Issuer, be required to make a mandatory tender under Polish securities laws or the Issuer’s common stock having been delisted from trading on the Warsaw Stock Exchange or the Issuer no longer being a public company within the meaning of the Polish Offering Act;

•	the Issuer and Roust Trading shall have entered into a registration rights agreement and governance agreement, and the Issuer shall have adopted a new certificate of incorporation and bylaws, in each case, that Roust Trading is reasonably satisfied with;

•	no Material Adverse Change (as defined in the RTL Investment Agreement shall have occurred);

•	Roust Trading’s transaction expenses being paid by the Issuer;

•	The Issuer’s Exchange Offers and Consent Solicitation (as defined in the RTL Investment Agreement) shall be conducted in accordance with the offering memorandum and consent solicitation statement by the Issuer dated March 8, 2013 (the “Offering Memorandum”) and disclosure statement soliciting acceptance of the prepackaged plan of reorganization, as set forth in the Offering Memorandum (a “Plan of Reorganization”) dated March 8, 2013 (the “Disclosure Statement”);

•	no default by the Issuer or its subsidiaries under indebtedness in excess of $30 million (other than the RTL Credit Facility, the RTL Notes (as defined in the RTL Investment Agreement) and the 465 million Russian ruble credit facility between Sibirsky LVZ and Russian Standard Bank), with certain exceptions;

•	if the Restructuring Transactions (as defined in the Offering Memorandum and the Disclosure Statement) are implemented pursuant to the Plan of Reorganization, approval by the bankruptcy court of the RTL Investment Agreement, the Plan of Reorganization (and related documents), satisfaction of the conditions to the Plan of Reorganization, absence of any breach of the Plan of Reorganization and Roust Trading’s satisfaction with the documents and court orders related to the Plan of Reorganization;

•	the receipt of any required approval by the stockholders of the Issuer; and

•	implementation of certain amendments to the 2016 Senior Notes Indenture (as defined in the RTL Investment Agreement).

The obligation of the Issuer to consummate the RTL Investment is subject to customary closing conditions.

The RTL Investment Agreement contains termination rights for both parties, including: (i) if a governmental entity prohibits the transactions contemplated thereby; (ii) if the closing of the transactions contemplated thereby have not occurred by October 15, 2013; (iii) if the Restructuring Transactions are implemented through the Plan of Reorganization, if the case is dismissed or converted into a chapter 7 case; and (iv) the other party materially breaches the RTL Investment Agreement. The Issuer also has the right to terminate the RTL Investment Agreement in order to concurrently enter into an alternative transaction agreement with respect to a superior proposal, so long as the Issuer complies with certain procedural requirements and pays Roust Trading the Break-Up Fee (as defined below).

Roust Trading also has the right to terminate the RTL Investment Agreement if:

•	the Issuer has entered into an agreement for an alternative transaction or made a change or recommendation;

•	the Issuer or any of its subsidiaries commences a bankruptcy or insolvency proceeding or takes similar actions without Roust Trading’s prior written consent;

•	if the Restructuring Transactions are implemented through a Plan of Reorganization, certain milestones in the bankruptcy proceedings do not occur by specified dates;

•	if the Restructuring Transactions are implemented through a Plan of Reorganization, the bankruptcy court does not approve the Plan of Reorganization or approves or confirms an alternative transaction;

•	if the Restructuring Transactions are implemented through a Plan of Reorganization, the Issuer amends or modifies or files a pleading to amend or modify the Plan of Reorganization or related documents without Roust Trading’s approval;

•	if the Restructuring Transactions are implemented through a Plan of Reorganization, the bankruptcy court terminates the Issuer’s exclusive right to propose a plan of reorganization;

•	if the Restructuring Transactions are implemented through a Plan of Reorganization, the bankruptcy court grants any request by any person other than the Issuer to amend or modify the Plan of Reorganization, the Offering Memorandum and Disclosure Statement or any related documents without Roust Trading’s approval; or

•	the Issuer amends or modifies the Offering Memorandum and Disclosure Statement, certain ancillary agreements or its organizational documents without Roust Trading’s approval.

The RTL Investment Agreement provides that the Board, if it determines in good faith that (x) any proposal it receives regarding an alternative transaction is a Superior Proposal (as defined in the RTL Investment Agreement), after giving Roust Trading notice thereof and an opportunity to negotiate changes to the RTL Investment Agreement in response thereto, and (y) a failure to terminate the RTL Investment Agreement and enter into an alternative transaction agreement with respect to such Superior Proposal would be inconsistent with the Board’s fiduciary duties, shall have the right to terminate the RTL Investment Agreement to enter into such alternative transaction if the Issuer pays a break-up fee in the amount of $10 million (the “Break-Up Fee”). The Break-Up Fee is also payable if: (i) Roust Trading terminates the RTL Investment Agreement for a material breach by the Issuer of its representations, warranties or covenants (subject to a cure period); (ii) Roust Trading terminates the RTL Investment Agreement because the Issuer enters into an alternative transaction agreement; (iii) the RTL Investment Agreement is terminated by either party because the transactions contemplated thereby have not closed by October 15, 2013 or because a required stockholder approval was not obtained, and an alternative transaction proposal was made to the Issuer or publicly announced, and the Issuer consummates any alternative transaction within 18 months of such termination.

The RTL Investment Agreement provides that if the transactions contemplated thereby are consummated, the Issuer will reimburse Roust Trading for all expenses it incurs in connection therewith. It also provides that, if the RTL Investment Agreement is terminated (other than in the circumstances in which the Break-Up Fee is payable (and paid) or a termination by the Issuer for a material breach by Roust Trading of its representations, warranties or covenants), the Issuer shall reimburse Roust Trading for its expenses, but the maximum amount of such reimbursement will be capped at $3.5 million.

The Issuer has the right to make a claim for money damages if Roust Trading breaches the RTL Investment Agreement (with Roust Trading’s liability capped at $172 million). Alternatively, the Issuer can seek an order for specific performance requiring Roust Trading to consummate the transactions contemplated by the RTL Investment Agreement if: (i) all conditions to Roust Trading’s obligations to consummate such transactions have been satisfied; (ii) Roust Trading has failed to close such transactions as required thereunder; (iii) the Issuer has confirmed to Roust Trading in writing that all conditions to the Issuer’s obligations have been satisfied or will be waived; and (iv) such closing would occur substantially contemporaneously with the closing of the Restructuring Transactions.

The RTL Investment Agreement provides for an indemnity by the Issuer in favor of Roust Trading for third party claims arising out of any breaches of the Issuer’s representations, warranties, or covenants.

RAG is jointly and severally liable with the Issuer with respect to certain payment obligations of the Issuer thereunder, but only if a bankruptcy court approves the RTL Investment Agreement.

The RTL Investment Agreement contains a mutual release of certain claims between the Issuer and Roust Trading and certain of their related parties (including Roust Trading’s exercise of its put right under the Amended SPA (as defined in the RTL Investment Agreement) which will be effective upon the consummation of the transactions contemplated thereby.

The foregoing disclosure is qualified in its entirety by reference to the full text of the RTL Investment Agreement, a copy of which is attached hereto as Exhibit 99.36 and is incorporated herein by reference.

Subject to the RTL Investment Agreement, in furtherance of the foregoing objectives, the Reporting Persons may in the future engage in conversations with the Issuer, other stockholders and/or other securityholders with respect to this matter or other transactions or changes in governance, management or the Board of Directors of the Issuer and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

The matters set forth in Item 4 of this Amendment No. 15 are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.	Material to be Filed as Exhibits

The Reporting Persons hereby add the following disclosure to this Item 7:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description
Exhibit 99.36	Securities Purchase Agreement, dated March 8, 2013, by and among Roust Trading, the Issuer and JSC

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2013

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko